UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Raser Technologies, Inc.

File No. 1-32661 - CF#23556

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Raser Technologies, Inc. submitted an application under Rule 24b-2 of the Securities Exchange Act of 1934 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2009, as amended.

Based on representations by Raser Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through September 25, 2017
Exhibit 10.8	through December 31, 2012
Exhibit 10.9	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief